# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fortress Net Lease REIT, CIK 0001966394
CUSIP: FNLR04616
Title of class of securities: Class F Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 1345 Avenue Of The Americas, New York, New York (NY), 10105
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001483232

## Reporting persons
- Tiedemann Advisors, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,330,076; sole dispositive power 0; shared dispositive power 9,330,076; aggregate amount beneficially owned 9,330,076 (9.5% of the class)
- AlTi Wealth & Capital Solutions Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,330,076; sole dispositive power 0; shared dispositive power 9,330,076; aggregate amount beneficially owned 9,330,076 (9.5% of the class)
- AlTi Global Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,330,076; sole dispositive power 0; shared dispositive power 9,330,076; aggregate amount beneficially owned 9,330,076 (9.5% of the class)
- AlTi Global Topco Ltd: type of reporting person: other (OO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,330,076; sole dispositive power 0; shared dispositive power 9,330,076; aggregate amount beneficially owned 9,330,076 (9.5% of the class)
- AlTI Global Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,330,076; sole dispositive power 0; shared dispositive power 9,330,076; aggregate amount beneficially owned 9,330,076 (9.5% of the class)
- AlTi Global, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,330,076; sole dispositive power 0; shared dispositive power 9,330,076; aggregate amount beneficially owned 9,330,076 (9.5% of the class)

## Item 1. Issuer
Name of issuer: Fortress Net Lease REIT
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, NY 10105

## Item 2. Person Filing
Name of person filing:
Tiedemann Advisors, LLC
AlTi Wealth & Capital Solutions Holdings, LLC
AlTi Global Holdings, LLC
AlTi Global Topco Ltd
AlTi Global Capital, LLC
AlTi Global, Inc.
Address of principal business office or, if none, residence:
Tiedemann Advisors, LLC
c/o AlTi Global, Inc.
22 Vanderbilt Avenue, 27th Floor
New York, New York 10017

AlTi Wealth & Capital Solutions Holdings, LLC
c/o AlTi Global, Inc.
22 Vanderbilt Avenue, 27th Floor
New York, New York 10017

AlTi Global Holdings, LLC
c/o AlTi Global, Inc.
22 Vanderbilt Avenue, 27th Floor
New York, New York 10017

AlTi Global Topco Ltd
c/o AlTi Global, Inc.
22 Vanderbilt Avenue, 27th Floor
New York, New York 10017

AlTi Global Capital, LLC
c/o AlTi Global, Inc.
22 Vanderbilt Avenue, 27th Floor
New York, New York 10017

AlTi Global, Inc.
c/o AlTi Global, Inc.
22 Vanderbilt Avenue, 27th Floor
New York, New York 10017
Citizenship:
Tiedemann Advisors, LLC - Delaware
AlTi Wealth & Capital Solutions Holdings, LLC - Delaware
AlTi Global Holdings, LLC - Delaware
AlTi Global Topco Ltd - Other - Isle of Man
AlTi Global Capital, LLC - Delaware
AlTi Global, Inc. - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Tiedemann Advisors, LLC - 9,330,076
AlTi Wealth & Capital Solutions Holdings, LLC - 9,330,076
AlTi Global Holdings, LLC - 9,330,076
AlTi Global Topco Ltd - 9,330,076
AlTi Global Capital, LLC - 9,330,076
AlTi Global, Inc. - 9,330,076
Percent of class:
Tiedemann Advisors, LLC - 9.5%
AlTi Wealth & Capital Solutions Holdings, LLC - 9.5%
AlTi Global Holdings, LLC - 9.5%
AlTi Global Topco Ltd - 9.5%
AlTi Global Capital, LLC - 9.5%
AlTi Global, Inc. - 9.5%
Sole power to vote or to direct the vote:
Tiedemann Advisors, LLC - 0
AlTi Wealth & Capital Solutions Holdings, LLC - 0
AlTi Global Holdings, LLC - 0
AlTi Global Topco Ltd - 0
AlTi Global Capital, LLC - 0
AlTi Global, Inc. - 0
Shared power to vote or to direct the vote:
Tiedemann Advisors, LLC - 9,330,076
AlTi Wealth & Capital Solutions Holdings, LLC - 9,330,076
AlTi Global Holdings, LLC - 9,330,076
AlTi Global Topco Ltd - 9,330,076
AlTi Global Capital, LLC - 9,330,076
AlTi Global, Inc. - 9,330,076
Sole power to dispose or to direct the disposition:
Tiedemann Advisors, LLC - 0
AlTi Wealth & Capital Solutions Holdings, LLC - 0
AlTi Global Holdings, LLC - 0
AlTi Global Topco Ltd - 0
AlTi Global Capital, LLC - 0
AlTi Global, Inc. - 0
Shared power to dispose or to direct the disposition:
Tiedemann Advisors, LLC - 9,330,076
AlTi Wealth & Capital Solutions Holdings, LLC - 9,330,076
AlTi Global Holdings, LLC - 9,330,076
AlTi Global Topco Ltd - 9,330,076
AlTi Global Capital, LLC - 9,330,076
AlTi Global, Inc. - 9,330,076

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Tiedemann Advisors, LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Class F Common Shares of Beneficial Interest, par value $0.01 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Tiedemann Advisors, LLC: /s/ Whitney Fogle Lewis, Whitney Fogle Lewis, Authorized Signatory (05/15/2026)
- AlTi Wealth & Capital Solutions Holdings, LLC: /s/ Colleen Graham, Colleen Graham, Authorized Signatory (05/15/2026)
- AlTi Global Holdings, LLC: /s/ Colleen Graham, Colleen Graham, Authorized Signatory (05/15/2026)
- AlTi Global Topco Ltd: /s/ Colleen Graham, Colleen Graham, Authorized Signatory (05/15/2026)
- AlTI Global Capital, LLC: /s/ Colleen Graham, Colleen Graham, Authorized Signatory (05/15/2026)
- AlTi Global, Inc.: /s/ Colleen Graham, Colleen Graham, Authorized Signatory (05/15/2026)